METEN EDTECHX EDUCATION GROUP LTD.
3RD FLOOR, TOWER A, TAGEN KNOWLEDGE & INNOVATION CENTER
2ND SHENYUN WEST ROAD, NANSHAN DISTRICT
SHENZHEN, GUANGDONG PROVINCE 518045
THE PEOPLE'S REPUBLIC OF CHINA

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/METX2021**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D57587-Z80731

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

METEN EDTECHX EDUCATION GROUP LTD.

The Board of Directors recommends you vote FOR ALL:

	For All	Withhold All	For All Except
1. Removal and Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Current directors for removal:

01) Yupeng Guo
02) Yongchao Chen
03) Yanli Chen
04) Ying Cheng
05) Libin Ma
06) Guoqiang Fei

Nominees:

07) Guangqing Sun
08) Jianlin Yu

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. To reduce the number of directors to five (5).	☐	☐	☐
3. To approve, ratify, and confirm the appointment of Audit Alliance LLP as the Company's independent auditor for the year ending December 31, 2021, and to authorize the Board of Directors to fix its remuneration.	☐	☐	☐
4. To change the name of Meten EdtechX Education Group Ltd. to Meten Holding Group Ltd.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

D57588-Z80731

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF METEN EDTECHX EDUCATION GROUP LTD.

The undersigned hereby appoints, if no person is specified, the chairman of the Meeting with power to act without the other and with power of substitution, as proxy and attorney-in-fact and hereby authorizes him to represent and vote, as provided on the other side, all the shares of Meten EdtechX Education Group Ltd.'s Ordinary Shares which the undersigned is entitled to vote and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of the Company to be held August 2, 2021 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED FOR ALL PROPOSALS AND IN THE DISCRETION OF THE PROXY WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

(Continued and to be marked, dated and signed, on the other side)